Exhibit 16.1

December 3, 2014

Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

Ladies and Gentlemen:

We have read Item 4.01 of Form 8-K dated December 3, 2014, of Transatlantic Capital Inc. formerly ACRO Inc. and are in agreement with the statements in the paragraphs within that Item as they relate to our firm. We have no basis to agree or disagree with other statements of the registrant contained therein.

Brazily & Co.
Jerusalem, Israel